UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2009

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

THE COLUMBIA BANK 401(K) PLAN & TRUST
(Full title of the Plan)

FULTON FINANCIAL CORPORATION
One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

______________________________________________________________________________

THE COLUMBIA BANK
401(k) PLAN & TRUST

Financial Statements

December 31, 2009 and 2008

THE COLUMBIA BANK 401(k) PLAN & TRUST

* * * * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee
The Columbia Bank 401(k) Plan & Trust
Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of The Columbia Bank 401(k) Plan & Trust (“the Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/Crowe Horwath LLP
Crowe Horwath LLP
Columbus, Ohio
June 25, 2010

THE COLUMBIA BANK 401(k) PLAN & TRUST

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Investments, at fair value (Note 4)	$17,404,327	$13,687,492
Receivables:
Accrued investment income	11,370	26,880
Security transaction receivable	2,382	-
Total receivables	13,752	26,880
Cash	1,259	3
Total assets	17,419,338	13,714,375
Liabilities:
Security transaction payable	1,905	-
Total liabilities	1,905	-

Net assets available for benefits	$17,417,433	$13,714,375

See accompanying notes to financial statements.

THE COLUMBIA BANK 401(k) PLAN & TRUST

Statements of Changes in Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Additions:
Investment income/(loss):
Interest and dividends	$263,769	$427,265
Net appreciation/(depreciation) in fair value of investments (Note 4)	3,108,085	(5,429,194)
	3,371,854	(5,001,929)
Contributions:
Participant	1,258,698	1,434,133
Employer	565,250	619,813
Rollover	3,809	59,923
	1,827,757	2,113,869
Total additions	5,199,611	(2,888,060)
Deductions:
Benefits paid to participants	1,491,323	250,595
Administrative expenses	5,230	3,973
Total deductions	1,496,553	254,568
Net increase/(decrease) in net assets available for benefits	3,703,058	(3,142,628)
Net assets available for benefits:
Beginning of year	13,714,375	16,857,003
End of year	$17,417,433	$13,714,375

See accompanying notes to financial statements.

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of The Columbia Bank 401(k) Plan & Trust (“the Plan”) have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments, other then participant loans, are reported at fair value.  Participant loans are reported at amortized cost.  The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the user of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

                                    (Continued)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Summary of Significant Accounting Policies (continued)

(b)	Investment Valuation and Income Recognition (continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments (other than Plan’s interest in participant loans):
Mutual Funds
Equity Mutual Funds	$7,916,138	-	-
Fixed Income Mutual Funds	2,935,311	-	-
Blended Mutual Funds	4,615,860	-	-
Common Stock
Fulton Financial Corporation
Common stock	1,759,556	-	-

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)

Investments excluding participant loans		$13,488,633

(c)	Administrative expenses

The Columbia Bank (“Company”) pays all of the Plan’s administrative expenses except for loan administration expenses, distribution expenses, and quarterly account balance expenses for terminated employees which are deducted directly from the individual participants’ accounts.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(Continued)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(e)	Benefits

Benefits are recorded when paid.

(1)	Description of the Plan

The following brief description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

(a)	General

The Plan is a defined contribution plan that was established effective January 1, 1989 and amended and restated effective February 1, 2006 and January 1, 2009.  All employees are eligible to contribute to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

In December 2006, the Plan was amended to establish an employee stock ownership plan within and as part of the Plan effective January 1, 2007.

(b)	Contributions

Contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Employees who have met the eligibility requirements are automatically enrolled in the Plan. Participants may elect to reduce their compensation, as defined in the Plan, subject to an annual limitation.   Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants’ contributions to the Plan are allocated among the various investment options based on their instructions, subject to certain limitations. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations.

Matching contributions are made by the Company to each participant’s account in an amount determined annually by the Company at its discretion. During 2009 and 2008, the Company contributed 50% of the employee’s contributions up to the first 15% of the employee’s compensation. The Company’s matching contributions are invested in the same manner as the participant’s contributions. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of Plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(Continued)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(2)	Description of the Plan (continued)

(a)	Vesting

Participants are fully vested immediately in their contributions and related earnings. Participants who were in the Plan as of February 1, 2006 are 100% vested in Company matching contributions.  For participants entering the Plan subsequent to February 1, 2006 vesting in Company matching contributions is based upon years of vesting service as follows:

Years of service	Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

Forfeitures of nonvested Company contributions prior to January 1, 2009 were allocated to active participants pursuant to guidelines set forth in the Plan. Effective January 1, 2009, forfeitures are used to reduce employer matching contributions or offset Plan expenses.  As of December 31, 2009 and 2008, there were $6,753 and $19,580 forfeitures available, respectively.

(b)	Payment of benefits

Participants or their beneficiaries are eligible for lump sum distributions of their accounts upon retirement, disability, termination of employment, or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59½. Participants may also make withdrawals of their basic contributions by reason of financial hardship under specific guidelines set forth in the Plan.

(c)	Participant loans

Participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. The loans are secured by the balance in the participant’s account.  Interest and processing fees on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at a minimum of the prime rate plus 1% at the time of the loan application, and must be repaid to the Plan over a period not to exceed five years.

(3)	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA, resulting in 100% vesting of the interests of all participants.

                                    (Continued)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(4)	Investments

Investments at fair values that represent 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2009	2008
Money Market Fund:
American Cash Management Trust	$-	$1,921,679
Goldman Sachs Financial Square Government Fund	1,572,262
Mutual Funds:
American Balanced Fund	-	873,764
American Bond Fund of America	-	1,020,819
American EuroPacific Growth Fund	-	698,867
American Fundamental Investors Fund	-	823,246
American Growth Fund	-	2,173,830
Columbia Acorn Fund	-	767,362
Goldman Sachs Growth Opportunities Fund	1,380,018	-
MFS Research International Fund	875,838	-
T Rowe Price Growth Stock Fund	3,200,140	-
T Rowe Price Retirement 2020 Fund	1,540,581	-
T Rowe Price Retirement 2030 Fund	994,574	-
Vanguard 500 Index Fund	1,282,933	-
Federated Total Return Bond Fund	1,363,049	-
Fulton Financial Corporation common stock	1,759,556	1,772,100

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2009	2008
Mutual Funds	$3,256,981	$(5,210,090)
Fulton Financial Corporation common stock	(148,896)	(219,104)
	$3,108,085	$(5,429,194)
(5)	Federal Income Tax Status

The Plan is a non-standardized prototype plan sponsored by Fulton Financial Advisors NA.  A favorable opinion letter dated March 31, 2008 has been received for the prototype plan. The Company is relying on the opinion letter as provided for in Announcement 2001-77. The Plan has been amended since the opinion letter was issued, but the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                                    (Continued)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(6)	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, and party rendering services to the Plan, the employer, and certain others.  During the years ended December 31, 2009 and 2008, the Plan invested in shares of common stock of Fulton Financial Corporation, parent company of The Columbia Bank.  At December 31, 2009 and 2008, the Plan’s investment in Fulton Financial Corporation common stock was $1,759,556 and $1,772,100, respectively.  Approximately $44,385 and $112,400 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2009 and 2008, respectively.  As of December 31, 2009 and December 31, 2008, approximately 10% and 13% respectively of the Plan’s assets were invested in Fulton Financial Corporation common stock.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(8)	Subsequent Events

Effective January 1, 2010 the Plan was merged into the Fulton Financial Corporation 401(k) Retirement Plan.

(9)	Form 5500 Reconciliation

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for December 31, 2009:

2009

Net assets available for benefits per the financial statements	$17,417,433
Less: Transfer of assets due to plan merger (Note 8)	(17,417,433)
Net assets available for benefits per Form 5500	$-

The following is a reconciliation of transfer of assets per the financial statements to the Form 5500 for the year ended December 31, 2009:

Plan transfers per financial statements	$-
Transfer due to plan merger (Note 8)	17,417,433
Transfer of assets from the Plan per Form 5500	$17,417,433

                                    (Continued)

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Columbia Bank 401(k) Plan & Trust have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE COLUMBIA BANK 401(K) PLAN & TRUST
June 25, 2010	By: /s/Louis Yoka Louis Yoka Senior Vice President, Compensation & Benefits

EXHIBIT INDEX

Exhibit Description
23.1           Consent of Independent Public Auditors

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-135839 on Form S-8 of Fulton Financial Corporation of our report dated June 25, 2010 appearing in this Annual Report on Form 11-K of The Columbia Bank 401(k) Plan & Trust for the year ended December 31, 2009.

/s/Crowe Horwath LLP
Crowe Horwath LLP
Columbus, Ohio
June 25, 2010